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April 11, 2025

United States Securities and Exchange Commission

Division of Corporation Finance – Office of

Industrial Applications and Services

Washington, DC 20549

Attention:	Ms. Jeanne Baker Mr. Terence O’Brien Mr. Robert Augustin Mr. Conlon Danberg

Re:	Origin Agritech Limited Form 20-F Filed February 10, 2025 File No. 000-51576

Dear Mr. Augustin and Others:

Reference is made to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 11, 2025 (“Comment Letter”), commenting on the initial filing of the Annual Report on Form 20-F (“Form 20-F”) of Origin Agritech Limited (the “Company”), which was filed on February 10, 2025.

I am responding on behalf of the Company, as its United States counsel, to the Comment Letter. The response format sets forth the Staff comment followed by the Company response thereto.

Form 20-F for Fiscal Year Ended September 30, 2024

Introduction, page 1

1.	We note your definition of "China” or “PRC” refers to the mainland of People’s Republic of China and would appear to exclude Hong Kong. Please clarify that the legal and operational risks associated with your operating in China also apply to any current or future operations in Hong Kong.

Securities and Exchange Commission

April 11,2025

RESPONSE

The Form 20-F has been modified to include the Autonomous Region of Hong Kong (“Hong Kong”) as part of the definition of China. I do want to point out that the Company does not have operations in Hong Kong at this time.

Part I

Item 3. Key Information, page 14

2.	In the Key Information section, please disclose each permission or approval that you, your subsidiaries, or the VIEs are required to obtain from Chinese authorities to operate your business and to offer any securities that would be registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE’s operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. If applicable, please disclose whether you relied on counsel in determining you are not required to obtain permissions from or complete filings with the CAC and CSRC, and if you did, name your PRC counsel. If you did not rely on counsel, please revise to discuss how you came to that conclusion and explain why you did not need to consult with counsel in that instance. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

RESPONSE

In the section “Introduction – Corporate Structure” there has been added disclosure indicating the different business approvals required of the government for the operations of the Company, including the CSRC and the CAC, and for the sale of securities of the Company. Also in the referenced section, there has been indicated the consequence of the Company not having obtained the required applicable approvals.

For the above referenced disclosure, the Company has consulted with the law firm, located in Beijing, PRC, King & Wood Mallesons.

Securities and Exchange Commission

April 11, 2025

Risk Factors, page 16

3.	Given the Chinese government’s significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

RESPONSE

In the Risk Factor section of the Form 20-F, under “Risks relating to doing business in China,” there has been added two risk factors about the significance of PRC government oversight in the Company business operations and the fact that if the PRC government intervened into its business the operations would be adversely impacted.

In the Risk Factor section of the Form 20-F, under “Risks relating to our corporate structure,” there has been added a substantial risk factor that covers the following: (i) discussion about the M&A Rules, (ii) CSRC oversight, (iii) Cybersecurity Review Measures, (iv) Overseas Listing Trial Measures, and (v) Provisions on Confidentiality and Archives Administration. There has been added additional risk factors about government oversight about the Company operations and the impact on operations and securities offerings, which in part covers the M&A rules and MOC compliance requirements and SAFE requirements.

The Risk Factor section also has been reviewed by the Company’s PRC counsel, which firm has suggested some other changes to the risk factors presented.

Item 5 - Operating and Financial Review and Prospects, page 48

4.	Please expand your analysis of operations to quantify the unit volumes and changes in volume related to material sales of various seed products. Refer to Item 303(b)(2) of Regulation S-K.

Securities and Exchange Commission

April 11, 2025

RESPONSE

The Company, in Item 5, has expanded the discussion of the sales of proprietary and non-proprietary seed varieties, comparing fiscal years 2022, 2023 to 2024, and giving the percentage increase year over year.

Liquidity and Capital Resources, page 56

5.	Advances to suppliers total 67% of annual cost of sales, as of September 30, 2024. Please discuss the nature of the advances, the underlying business reasons, significant terms of the transactions, and any risks or potential material impact to future operations.

RESPONSE

The Company has added disclosure to Liquidity and Capital Resources explaining the advances, business reasons and terms of the advancing transactions. This is both an industry practice and a practice followed by the Company and, to date, there has been no adverse consequence to the Company in following the practice. Given the latter, no risk factor has been added to the disclosure.

Revenue Recognition, page F-16

6.	Please expand your discussion of revenue recognition to disclose:

•	the amount of revenue recognized in the reporting period that was included in the contract liabilities balance at the beginning of the period;

•	an explanation of how the timing of satisfaction of your performance obligations relates to the typical timing of payment and the effect those factors have on the contract liabilities balance;

•	an explanation of the significant changes in the advances from customers balance during the year, including a discussion of significant payment terms.

Please refer to paragraphs 8 through 10 of ASC 606-10-50.

RESPONSE

The Company has added disclosure in the revenue recognition discussion in the financial statements about its contract liabilities that, for the Company, primarily represent consideration received from customers for hybrid corn seed in advance of fulfilling performance obligations. Additionally, there has been added a table showing the de-recognition of contract liability, customer prepayments and revenue recognized for the three fiscal years 2022-2024.

Securities and Exchange Commission

April 11, 2025

General

7.	To the extent that one or more of your officers and/or directors are located in China or Hong Kong, please create a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in a separate risk factor, which should contain disclosures consistent with the separate section.

RESPONSE

In addition to the risk factors that are already included in the Risk Factor section, under the section “Risks relating to doing business in China,” there has been added a section to “Item 6, Directors, Senior Management and Employees,” entitled “F. Enforcement of Civil Liabilities.”

We have identified the persons among our management and directors listed in the Form 20-F who are located outside the United States. There is also discussion about the corporate statute of the British Virgin Islands which may cause difficulty in the enforcement of actions against the Company.

8.	We note that you appear to conduct a portion of your operations in, or appear to rely on counterparties that conduct operations in, the Xinjiang Uyghur Autonomous Region. To the extent material, please describe how your business segments, products, lines of service, projects, or operations are impacted by the Uyghur Forced Labor Prevention Act (UFLPA), that, among other matters, prohibits the import of goods from the Xinjiang Uyghur Autonomous Region.

RESPONSE

The Company, historically, has not exported any of its products directly or indirectly to the United States and it is not likely that the Company will be exporting any of its products in the foreseeable future. Therefore, the Company does not anticipate any material or adverse effect on its business operations or financial condition resulting from the UFLPA. Moreover, the Company recognizes the importance of adhering to applicable labor law. The Company has robust measures in place to ensure compliance with all relevant laws and regulations, including those related to labor practices. The Company operations in Xinjiang are conducted in accordance with ethical and legal standards, and it does not engage in or support forced labor in any form.

Securities and Exchange Commission

April 11, 2025

The Company has amended its risk factors which covers the above response to the Staff comment.

*****

The Company understands that its management persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff of the Securities and Exchange Commission.

If you have any questions about the foregoing, please do not hesitate to contact Andrew D. Hudders of this firm at 212-907-7349 or ahudders@golenbock.com.

Very truly yours,

/S/ Golenbock Eiseman Assor Bell & Peskoe LLP

Golenbock Eiseman Assor Bell & Peskoe LLP

cc:           Mr. Chi Kin (Patrick) Cheng,

Chief Financial Officer